SUPPL

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

RECEIVED
2006 JAN 12 A 10:18

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	6 January 2006	No of sheets:	1

Current report 2/2006

The Management Board of KGHM Polska Miedź S.A. announces that on 6 January 2006 a contract was signed between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. (a subsidiary of KGHM Polska Miedź S.A.) for the sale of copper cathodes in 2006. The estimated value of this contract is USD 286 920.0 thousand (i.e. PLN 901 387.9 thousand). This amount was estimated based on the copper price and National Bank of Poland exchange rate from 5 January 2006. This contract foresees contractual penalties for failure to execute payments on time.

The criteria used for describing the contract as significant is that the estimated value of the contract exceeds 10% of the equity of KGHM Polska Miedź S.A.

The total value of contracts entered into over the last 12 months between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. is estimated at around PLN 1 176 135,3 thousand.

Legal basis: § 5 sec. 1 point 3 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)



06010205

WICEPREZES ZARZĄDU
Robert Nowak

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego i Relacji Inwestorskich
Andrzej Kowalczyk